UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Name Change and Ticker Symbol Change

The Company will change its English name from “Raytech Holding Limited” to “Atlas Trinity Tech Limited” and its Nasdaq ticker symbol from “RAY” to “ATTT” (collectively, the “Corporate Events”). The Company anticipates that the Corporate Events will be effective upon the commencement of trading on the Nasdaq Capital Market on or around September 10, 2026 (U.S. Eastern Time), at which time the Company’s ordinary shares will cease trading under the current ticker symbol “RAY” and will begin trading under the new ticker symbol “ATTT” on the Nasdaq Capital Market. The Corporate Events are part of the Company’s strategic development plan.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-290696) of the Company, that was initially filed with the SEC on October 3, 2025, and declared effective by the SEC on December 18, 2025.

Exhibits

Exhibit No.	Description
10.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: September 1, 2026	By:	/s/ Haoyuan Liu
	Name:	Haoyuan Liu
	Title:	Chairman of the Board

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